FACT CORPORATION 1530 9th Avenue SE, Calgary, Alberta T2G 0T7 Tel: (403) 204-0260 Fax: (403) 272-3620 www.factfoods.com

Fax

To:	Karl Hiller – Branch Chief Securities and Exchange Commission	From:	Jacquie Danforth FACT Corporation
Fax:	202-772-9368	Pages:	1
Phone:	202-551-3686	Date:	3/16/2006
Re:	Comment to telephone inquiry of March 9, 2006	CC:

Mr. Hiller

In response to your telephone inquiry with myself, and then with Scott Lawler regarding FACT’s response to comment #3, please be advised that such response did not intend to refer to any specific or quantified liability owed by FACT Corp. that was forgiven in connection with the amendment to the terms of conversion of the Class C shares. FACT’s reference to “certain liabilities and obligations” in its prior response to comment #3 was a general reference to the potential liabilities that were being sought by the plaintiffs in the litigation against FACT and its subsidiary Food and Culinary Technology Group Inc. The settlement of the litigation required the consent of International Securities Group (“ISG”) due to the fact that ISG was a party to the litigation. In order to obtain ISG’s consent to the settlement, ISG and FACT negotiated the amendment of the terms of conversion of the Class C shares.

We will look forward to receipt of your additional comments to our last correspondence as convenient.  Please do not hesitate to contact the undersigned with any further inquiries at 403-693-8004.

Yours truly,

/s/ Jacquie Danforth

Jacquie Danforth

President

FACT Corporation